

07004038



SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
SECTION


AB 3/15

SE[illegible] COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-41727 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
cfd Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2704 South Goyer Road P.O. Box 2244
(No. and Street)

Kokomo, (City) Indiana (State) 46904-2244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent A. Owens (765) 453-9600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Randy Grimes, CPA, LLC
(Name – *if individual, state last, first, middle name*)

1821 Teasdale Lane (Address) Kokomo (City) Indiana (State) 46902-4570 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16/07

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Brent A. Owens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of cfd Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC Mail Processing
RECEIVED
FEB 2 8 2007
WASH, D.C.
Section

# cfd Investments, Inc.

## Financial Statements

### For the Years Ended December 31, 2006 and 2005

Randy Grimes, CPA, LLC
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

# cfd Investments, Inc.

## Table of Contents
## December 31, 2006 and 2005

**Randy Grimes, CPA, LLC**
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

## Independent Auditor's Report

Board of Directors
cfd Investments, Inc.
Kokomo, Indiana

I have audited the accompanying balance sheets of cfd Investments, Inc. as of December 31, 2006 and 2005, and the related statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of cfd Investments, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

My audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11-14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3-3 of the Securities and Exchange Commission. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Randy Grimes, CPA, LLC
Certified Public Accountant
February 20, 2007

*Member of the American Institute of CPAs and the Indiana CPA Society*

cfd Investments, Inc.

**Balance Sheets**
**December 31,**

**ASSETS**

| | 2006 | 2005 |
|---|---|---|
| **Current Assets:** | | |
| Cash and cash equivalents (Note 2) | $ 263,698 | $ 248,018 |
| Commissions and fees receivable | 97,790 | 147,602 |
| Loans and advances | 38,050 | 30,314 |
| Cash surrender value of life insurance | 24,408 | 0 |
| Prepaid expenses and deposits | 13,031 | 18,853 |
| Total Current Assets | 436,977 | 444,787 |
| **Property and Equipment:** | | |
| Net property and equipment (Note 4) | 0 | 0 |
| **Other Assets:** | | |
| Long-term investments (Note 1) | 46,195 | 42,216 |
| Investments in partnership (Note 1) | 169,784 | 50,000 |
| Total Other Assets | 215,979 | 92,216 |
| Total Assets | $ 652,956 | $ 537,003 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | 2006 | | 2005 |
|---|---|---|---|---|
| **Current Liabilities:** | | | | |
| Accounts payable | $ | 34,613 | $ | 35,029 |
| Commissions payable | | 58,096 | | 102,279 |
| Corporate income taxes payable (Note 3) | | 1,282 | | 0 |
| Total Current Liablilties | | 93,991 | | 137,308 |
| Total Long-Term Liablilties | | 0 | | 0 |
| **Other Liabilities:** | | | | |
| Deferred income tax liabilities | | 18,948 | | 15,260 |
| Total Other Liablilties | | 18,948 | | 15,260 |
| Total Liabilities | | 112,939 | | 152,568 |
| | | | | |
| **Shareholders' Equity:** | | | | |
| Common stock, no par value, 500 shares authorized, 381 shares issued and outstanding (Note 5) | | 376,625 | | 376,625 |
| Additional paid-in capital | | 15,500 | | 15,500 |
| Retained earnings <deficit> | | 147,892 | | <7,690> |
| Total Shareholders' Equity | | 540,017 | | 384,435 |
| Total Liabilities and Shareholders' Equity | $ | 652,956 | $ | 537,003 |

The accompanying notes are an integral part of these financial statements.

## cfd Investments, Inc.

### Statement of Changes in Stockholders' Equity
### For the Years Ended
### December 31, 2006 and 2005

| | Common Stock | Preferred Stock | Additional Paid-in Capital | Retained Earnings (Deficit) | Total Stock-holders' Equity |
|---|---|---|---|---|---|
| Balance, January 1, 2005 | $ 376,625 | $ -0- | $ 15,500 | $ 1,679 | $ 393,804 |
| Capital increase | -0- | | | | -0- |
| Dividends paid | | | | <50,001> | <50,001> |
| Net income <loss> for the year | | | | 40,632 | 40,632 |
| Balance December 31, 2005 | 376,625 | -0- | 15,500 | <7,690> | 384,435 |
| Capital increase | -0- | | | | -0- |
| Rounding | | | | <2> | <2> |
| Net income <loss> for the year | | | | 155,584 | 155,584 |
| Balance, December 31, 2006 | $ 376,625 | $ -0- | $ 15,500 | $ 147,892 | $ 540,017 |

The accompanying notes are an integral part of these financial statements.

## cfd Investments, Inc.

### Statements of Operations
### For the Years Ended December 31,

| | 2006 | 2005 |
|---|---|---|
| **Revenues:** | | |
| Commission revenues | $ 11,065,579 | $ 9,531,769 |
| Total revenues | 11,065,579 | 9,531,769 |
| **Operating Expenses:** | | |
| Advertising and promotion | 147,699 | 77,134 |
| Clearing costs and fees | 229,915 | 236,281 |
| Commissions and fees | 9,342,462 | 8,152,119 |
| Education, seminars and meetings | 204,593 | 75,017 |
| Employee leasing/salaries | 751,953 | 648,073 |
| Telephone expense | 10,815 | 12,795 |
| Registrations, licenses and bonds | 19,951 | 29,046 |
| Professional services | 61,155 | 27,205 |
| Dues and subscriptions | 21,921 | 16,125 |
| Travel and entertainment | 28,498 | 116,258 |
| Office and computer expense | 175,174 | 139,289 |
| Technology fees | 151,404 | 207,364 |
| Rent and utilities | 42,300 | 42,751 |
| Repairs and maintenance | 6,615 | 5,139 |
| Interest expense | 8,055 | 8,823 |
| Miscellaneous expenses | 3,692 | 3,471 |
| Total expenses | 11,206,202 | 9,796,890 |
| Operating profit <loss> | <140,623> | <265,121> |
| **Other Income:** | | |
| Interest and dividend income | 8,839 | 5,411 |
| Realized gain or loss | 0 | 924 |
| Unrealized gain or loss | 7,763 | 19,051 |
| Partnership income <loss> (Note 1) | <5,216> | 0 |
| Seminars, fees and miscellaneous | 376,285 | 291,823 |
| Total other income | 387,671 | 317,209 |
| Net income <loss> before income taxes | 247,048 | 52,088 |
| **Income taxes:** | | |
| State corporate income taxes (Note 3) | 20,864 | 4,566 |
| Federal corporate income taxes (Note 3) | 70,600 | 6,890 |
| Total income taxes | 91,464 | 11,456 |
| Net income <loss> after taxes | $ 155,584 | $ 40,632 |

The accompanying notes are an integral part of these financial statements.

## cfd Investments, Inc.

### Statements of Cash Flows
### Increase (Decrease) in Cash and Cash Equivalents
### For the Years Ended December 31,

| | 2006 | 2005 |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Cash received from customers | $ 11,085,660 | $ 9,488,473 |
| Cash paid to suppliers and employees | <11,062,583> | <9,527,553> |
| Investment income received | 8,839 | 6,335 |
| Interest paid | <8,055> | <7,296> |
| Income taxes paid | <78,874> | <42,153> |
| Miscellaneous receipts | 199,647 | 145,016 |
| Net Cash Provided <Used> by Operations | 144,634 | 62,822 |
| **Cash Flows from investing activities:** | | |
| **Net Proceeds From <Used For>:** | | |
| Acquisition of fixed assets | 0 | <22,078> |
| Disposition of fixed assets | 0 | 91,693 |
| Net acquisition of investments | <121,218> | <54,267> |
| Net cash provided <used> in investing activities | <121,218> | 15,348 |
| **Cash Flows from financing activities:** | | |
| **Net Proceeds From <Used For>:** | | |
| Repayments of loans and advances | 0 | 77,380 |
| Loans and advances | <7,736> | <107,694> |
| Dividends paid | 0 | <50,001> |
| Net cash provided <used> in financing activities | <7,736> | <80,315> |
| Net increase <decrease> in cash and cash equivalents | 15,680 | <2,145> |
| Cash and cash equivalents, beginning of year | 248,018 | 250,163 |
| Cash and cash equivalents, end of year | $ 263,698 | $ 248,018 |

| | | 2006 | | 2005 |
|---|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | | |
| Net income <loss> | $ | 155,584 | $ | 40,634 |
| **Adjustments to reconcile net income to net cash provided by operating activities:** | | | | |
| Unrealized gain <loss> | | <7,763> | | <19,051> |
| Partnership <profit> loss | | 5,216 | | 0 |
| **Changes in Operating Assets and Liabilities:** | | | | |
| <Increase> decrease in commissions receivable | | 49,812 | | <40,978> |
| <Increase> decrease in cash surrender value | | <24,408> | | 0 |
| <Increase> decrease in prepaid expenses | | 5,822 | | <11,762> |
| Increase <decrease> in accounts payable | | <416> | | 19,740 |
| Increase <decrease> in commissions payable | | <44,183> | | 95,745 |
| Increase <decrease> in corporate income taxes | | 1,282 | | <17,633> |
| Increase <decrease> in deferred income taxes | | 3,688 | | <3,873> |
| Total Adjustments | | <10,950> | | 22,188 |
| Net Cash Provided <Used> by Operations | $ | 144,634 | $ | 62,822 |

The accompanying notes are an integral part of these financial statements.

**cfd Investments, Inc.**

**Notes to Financial Statements**
**December 31, 2006 and 2005**

**Note 1- -Significant Accounting Policies:**
cfd Investments, Inc., (the "Company") was incorporated in 1986 under the laws of the state of Indiana. However, no stock was issued, nor were any assets acquired until September, 1989. The Company is engaged in the security brokerage business. The Company was approved by its national regulatory agency, the National Association of Securities Dealers (NASD), effective January 16, 1990.

The books and records are maintained on the accrual basis of accounting, which is in accordance with generally accepted accounting principles. Under this method, income is recognized when earned and expenses when incurred. Commission income and expense are considered earned on the trade date of the transaction, with the exception of mutual funds made by customers directly, whereby income is recognized when commissions are received. Significant policies are described below:

**Advertising Costs:**
Generally accepted accounting principles permit either the expensing or capitalization of costs incurred in advertising and promotion. The Company, whose advertisising is minimal and targeted at specific markets, expenses all advertising costs as incurred.

**Investments:**
In accordance with industry standards, investments, which represent a mutual fund and securities, are reflected at market value. This value reflects an increase over historical cost of $ 27,100, of which the current year portion of $ 7,763 is reflected as an unrealized gain <loss> on the statement of operations. Investments held at December 31, 2006 and 2005 are held for long-term investment purposes.

During the year ended December 31, 2005, the Company invested $ 50,000 in a partnership venture, Creative Financial Centre, LLC. The entity was in the formative stage and had no activity for 2005. For the year ended December 31, 2006, a loss is relected in the statement of income in the amount of $ 5,216. In addition, cash investments were made in 2006 in the amount of $ 125,000.

**Note 2- -Statements of Cash Flows:**
The company considers all short-term, highly liquid investments, which are readily convertible to known amounts of cash, and whose original maturities are three months or less, to be cash equivalents.

**cfd Investments, Inc.**
**Notes to Financial Statements**
**December 31, 2006 and 2005**
**(Continued)**

**Note 3- -Income Taxes:**
As of the year ended December 31, 2004, all federal and state net operating losses have been utilized for income tax purposes. For the year 2006, timing differences due to unrealized gains and losses resulted in a favorable timing differnce of $ 3,688. For 2005, unrealized gains and book and tax depreciation differences resulted in an unfavorable timing difference of $ 3,873. Under present rules, the current and cumulative effect of timing differences between financial reporting income and taxable income are recognized in deferred tax liability and deferred tax asset accounts.

For 2006, book income taxes are comprised of federal income tax of $ 70,600 and state income tax of $ 20,864, totalling $91,464. Statutory federal and state income taxes for 2006 are $67,572 and $ 20,204, respectively, totalling $ 87,776, resulting in a favorable timing difference of $ 3,688. For 2005, income taxes are comprised of federal income tax of $ 6,890 and state income tax of $ 4,546, totalling $ 11,436. Statutory federal and state income tax amounts for 2005 are $ 11,187 and $ 4,122, respectively, totalling $ 15,309, resulting in an unfavorable timing difference of $ 3,873.

**Note 4- -Related Party Transactions:**
The company sold all fixed assets as of May 1, 2005 for the amount of $ 91,693. Terms were cash. All fixed assets were sold at net book value, which was deemed fair market value by both parties. There was no book gain on the transaction; tax gain was $ 45,859.

The sale of fixed assets was to an unrelated, but commonly managed entity; cfd Leasing, Inc. cfd Leasing, Inc. was established to rationally allocate costs of operations among several companies related and unrelated to it in a shared facility. Common expenses such as utilities, office expenses, equipment rent and repairs are allocated to the various entities using predetermined allocation formulas. In addition, since many personnel provide services to multiple entities, all personnel costs are incurred through cfd Leasing, Inc. and charged to the respective user of the services. No mark-ups are used in overall expenses, and all costs and overhead are allocated by their respective categories (utilities, office expense, etc.) and expensed accordingly. Expenses, including interest and other operating costs not specifically charged to operations are included as management fees. All costs are considered arms-length.

In addition, cfd Investments, Inc. leases its shared operating facility from a related party, a partnership in which the Company is a partner (Note 1). Lease expense is $ 3,000 per month and is considered arms-length. The financial statement include $ 36,000 in rents each for the years ended December 31, 2006 and 2005.

cfd Investments, Inc.
Notes to Financial Statements
December 31, 2006 and 2005
(Continued)

**Note 5- -Common Stock:**

Effective January 1, 1995, all 108 outstanding shares of preferred stock were exchanged for 27 shares of common stock in a nine-for-two exchange. The shares of preferred stock were surrendered by the shareholders December 31, 1994, with shares of common stock being issued effective January 1, 1995. In addition, three shares of common stock were issued in 1996, for total consideration of $ 9,375. In 1997, 83 shares were issued for total consideration of $ 237,500.

**Note 6- -Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commision Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The Company had net capital of $ 281,590 and $ 263,214 at December 31, 2006 and 2005, respectively. These amounts were in excess of its required net capital of $ 50,000 and $ 50,000 by $ 231,590 and $ 213,214, respectively. The Company's net capital ratio was 40.11 percent and 57.96 percent for 2006 and 2005, respectively. There are no loans which are subordinated at December 31, 2006 or 2005.

For purposes of the computation of net capital, the following is the schedule of non-allowable assets:

| | 2006 | 2005 |
|---|---|---|
| Loans and advances | $ 38,050 | $ 30,314 |
| Cash surrender value | 24,408 | 0 |
| Accounts receivable | 100 | 2,826 |
| Commissions receivable | 300 | 471 |
| Prepaid expenses | 13,031 | 18,853 |
| Investment in partnership | 169,784 | 50,000 |
| Totals | $ 245,673 | $ 102,464 |

The Company's computation of net capital under Rule 15c3-1 is presented on the following page.

**Note 7- -Concentration of Credit Risk:**

Current federal regulations provided for deposit insurance on amounts not exceeding $ 100,000 per depositor. The Company has no deposits in excess of these amounts at December 31, 2006 or 2005.

## cfd Investments, Inc.

**Computation of Net Capital**
**December 31,**

| | 2006 | 2005 |
|---|---|---|
| Total assets | $ 652,956 | $ 537,003 |
| Total liabilities | 112,939 | 152,568 |
| Net worth | 540,017 | 384,435 |
| Add: subordinated loans | 0 | 0 |
| Adjusted net worth | 540,017 | 384,435 |
| Less: non-allowable assets | 245,673 | 102,464 |
| Current capital | 294,344 | 281,971 |
| Less: haircuts | 12,754 | 18,757 |
| Net capital | 281,590 | 263,214 |
| Required net capital | 50,000 | 50,000 |
| Excess net capital | $ 231,590 | $ 213,214 |
| Aggregate indebtedness | $ 112,939 | $ 152,568 |
| Aggregate indebtedness to net capital | 40.11 | 57.96 |

The accompanying notes are an integral part of these financial statements.

## cfd Investments, Inc.

### Computation for Determination of Reserve Requirements And Information for Possession or Control Requirements Pursuant to Rule 15c3-3 December 31, 2006 and 2005

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession or control requirements under Securities and Exchange Commission Rule 15c3-3.

### Reconciliation of Net Capital Computation and Rule 15c3-3 Reserve Requirement and Unaudited Part II or Part IIA

| | | **2006** | | **2005** |
|---|---|---|---|---|
| Net capital per unaudited Part IIA | | $ 285,946 | | $ 254,989 |
| Increase <decrease> in commissions & fees | -0- | | 991 | |
| Non-allowable portion | -0- | -0- | <991> | -0- |
| Increase <decrease> in prepaid expenses | <89,214> | | 7,015 | |
| Non-allowable portion | 89,214 | -0- | <7,015> | -0- |
| Increase <decrease> in partnership interest | <5,216> | -0- | -0- | -0- |
| Non-allowable portion | 5,216 | -0- | -0- | -0- |
| Increase <decrease> in loans receivable | 7,736 | -0- | -0- | -0- |
| Non-allowable portion | <7,736> | -0- | -0- | -0- |
| Increase <decrease> in cash surrender | 24,408 | -0- | -0- | -0- |
| Non-allowable portion | <24,408> | -0- | -0- | -0- |
| Increase <decrease> in cash | 750 | -0- | 3,152 | -0- |
| Non-allowable portion | -0- | 750 | -0- | 3,152 |
| <Increase> decrease in accounts payable | | -0- | | 1,200 |
| <Increase> decrease in income taxes payable | | <1,284> | | -0- |
| <Increase> decrease in haircuts | | <134> | | -0- |
| <Increase> decrease in deferred income taxes | | <3,688> | | 3,873 |
| Net capital per audit | | $ 281,590 | | $ 263,214 |

**Randy Grimes, CPA, LLC**
*Certified Public Accountant*
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

**Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5**

Board of Directors
cfd Investments, Inc.
Kokomo, Indiana

In planning and performing my audits of the financial statements of cfd Investments, Inc. for the years ended December 31, 2006 and 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by cfd Investments, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I also made a study ot the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization

and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject the the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of cfd Investments, Inc. management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Randy Grimes, CPA, LLC
Certified Public Accountant
February 20, 2007



Randy Grimes, CPA, LLC 1821 Teasdale Lane Kokomo, Indiana 46902-4570 (765) 455-8517
*Member of the American Institute of CPAs and the Indiana CPA Society*

END